LiqTech International, Inc.

Industriparken 22C

DK2750 Ballerup, Denmark

August 30, 2013 VIA EDGAR AND FACSIMILE

Attention: John Cash United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Mail Stop 3561 Washington, D.C. 20549 Tel: (202) 551-3291 Fax: (703) 813-6963

RE:          LiqTech International, Inc. (the “Company”)

Form 10-K For the year ended December 31, 2012

Filed March 27, 2013

Form 10-Q for the quarter ended June 30, 2013

Filed August 14, 2013

File No. 0-53769

Dear Mr. Cash:

We are providing the Company’s responses to the U.S. Securities and Exchange Commission (the “Commission”) comment letter dated August 19, 2013 regarding the Company’s Form 10-K for the year ended December 31, 2012 as filed with the Commission on March 27, 2013 (the “Form 10-K”) and the Company’s Form 10-Q for the quarter ended June 30, 2013 as filed with the Commission on August 14, 2013 (the “Form 10-Q”). The Company’s responses to the Commission’s letter, provided below, are in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Form 10-K for the year ended December 31, 2012

General

COMMENT 1:

We note that on March 27, 2013 the company publicly announced the appointment of Mr. Helmer as the company’s new CEO. However, we note that no Form 8-K was filed in compliance with Item 5.02(c) of Form 8-K. Please advise, and in the future ensure the timely filing of applicable Exchange Act reports.

John Cash, Branch Chief

U.S. Securities and Exchange Commission

August 30, 2013

RESPONSE:

The Company acknowledges that it did not timely disclose the appointment of Mr. Helmer as the Company’s new CEO, however the Company did make such disclosure in Item 5 of the Form 10-Q. The Company also acknowledges the Commission’s comment above and will ensure the timely filing of applicable Exchange Act reports in the future.

Risk Factors, page 12

Historically, we have been dependent on a few major customers for a significant portion of our company’s revenue…, page 15

COMMENT 2:

It appears that allowance for doubtful accounts for fiscal year 2012 increased significantly compared to the prior period. We also note your page 30 disclosure stating that one of your major customers had the court appoint a receiver. In future filings, please expand your risk factor disclosure to address credit risks related to your customers as well as quantify possible “material adverse effect on [y]our operations” due to loss of a significant customer or due to reduced demand for your products. Your future MD&A disclosure should also address how your customers’ credit impacts your results of operations.

RESPONSE:

The Company acknowledges the Commission’s comment above and will expand its risk factor disclosure to address credit risks related to its customers as well as quantify possible material adverse effects on its operations due to loss of a significant customer or due to reduced demand for its products. The Company’s future MD&A disclosure will also address how its customers’ credit impact the Company’s results of operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Expenses, page 24

COMMENT 3:

We note that cost of goods sold as a percentage of sales increased by 12% from 2011 to 2012, but no indication is given as to the cause of this increase. Similarly, you provide no qualitative or quantitative disclosure with respect to the underlying factors driving the increase in operating and selling expenses. For example, what was the increased investment in sales resources with respect to Germany and Singapore as your new primary markets? Please ensure that in future filings you identify and quantify the factors having a material impact on your operating results. Supplementally please show us what this disclosure would have looked like for fiscal 2012.

RESPONSE:

The Company respectfully submits that the table on page 24 of the Form 10-K states that cost of goods sold in 2012 equaled $14,217,713, or 84% of revenue, and cost of goods sold in 2011 equaled $16,164,366, or 76% of revenue, which is a decrease of $1,946,953, or 12%. In cost of sales we reported “fixed” costs such as depreciations and allocated rent, so cost of sales will normally increase as a percentage of total sales when sales decrease, which is the case when comparing 2012 with 2011.

John Cash, Branch Chief

U.S. Securities and Exchange Commission

August 30, 2013

With respect to operating and selling expenses, the Company acknowledges the Commission’s comment and respectfully submits the following as what the disclosure would have looked like for fiscal 2012 under the selling and marketing and general and administrative expenses sections, respectively, in response to the Commission’s comment:

“Selling expenses for the year ended December 31, 2012 were $2,434,541 compared to $1,484,992 for the same period in 2011, representing an increase of $949,549 or 63.9%. This increase is attributable to an increase in costs in general, the increase in investment in our sales resources and investment of approximately $450,000 in new markets primarily in Germany and Singapore. While we believe that increased investment in sales may produce attractive returns for the Company, profitability from such investments will likely take several fiscal quarters to be realized.”

“General and administrative expenses for the year ended December 31, 2012 were $3,421,658 compared to $1,943,333 for the same period in 2011, representing an increase of $1,478,325, or 76.1%. This increase is mainly attributable to an increase of approximately $440,000 in expenses related to being a U.S. public company and during the year ended December 31, 2012, the Company also added an additional $1,078,365 to its bad debt reserve compared to $205,275 for the same period in 2011. Included in the year ending December 31, 2012 is $120,498 of non-cash compensation expense for options granted to employees and management compared to $123,984 for year ended December 31, 2011.”

Significant Accounting Policies and Critical Accounting Estimates, page 29

Accounts Receivable / Long Term Receivable / Allowance for…page 30

COMMENT 4:

We note that you have established an allowance of $700,000 for one customer who had a court appointed receiver. Please tell us whether you have any remaining receivables on your balance sheet related to this customer and if so, how much.

RESPONSE:

In response to the Commission’s comment above, no balance was remaining on the balance sheet relating to this customer. The total receivable was $830,000, of which $700,000 was provided for and $130,000 was insured by a debt insurance company and subsequently has been fully received by such insurance company.

John Cash, Branch Chief

U.S. Securities and Exchange Commission

August 30, 2013

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 34

COMMENT 5:	You state that a letter from PSH is incorporated by reference as Exhibit 16. We note that there is no Exhibit 16 listed in the exhibit index. Please advise.

RESPONSE:

On August 25, 2011 the Company filed the PSH letter in its Current Report on Form 8-K as Exhibit 16.1 and acknowledges that the Company erroneously omitted in the exhibit index in its Form 10-K an incorporation by reference to said Exhibit 16 to the Form 8-K. The Company will ensure that it properly incorporates by reference the Exhibit 16 in all applicable future filings.

Executive Compensation, page 40

Compensation of Directors, page 43

COMMENT 6:

In future filings please revise your disclosure to include Mr. Petersen’s compensation as Chairman of the Board, in the director compensation table in accordance with Item 402(r) of Regulation S-K. Please note that Mr. Petersen’s compensation pursuant to the Bonus and Services Agreements must be presented in the “All Other Compensation” column. See Item 402(r)(2)(vii) of Regulation S-K. Please show us supplementally what this disclosure would have looked like for fiscal year 2012.

RESPONSE:

The Company acknowledges the Commission’s comment above and will, in future filings, revise its disclosure to include Mr. Petersen’s compensation as Chairman of the Board in the director compensation table in accordance with Item 402(r) of Regulation S-K. The Company also acknowledges that Mr. Petersen’s compensation pursuant to the Bonus and Services Agreements must be presented in the “All Other Compensation” column. Exhibit A attached hereto sets forth what the disclosure would have looked like for fiscal year 2012.

Notes to Consolidated Financial Statements

Note 10 - Income Taxes, page F-16

COMMENT 7:

We note that management has estimated that all of the deferred tax assets will be realized and consequently, a valuation allowance was not recorded and we note that you have recently experienced tax losses. Please tell us and revise future filings to disclose what positive and negative evidence you have utilized to determine that a valuation allowances is not necessary and specifically address the recent losses in your discussion. Please refer to ASC Topic 740-10-30.

John Cash, Branch Chief

U.S. Securities and Exchange Commission

August 30, 2013

RESPONSE:

Management estimates that it is more likely than not that the Company will generate adequate net profits to use the deferred tax assets; management has estimated that all of the deferred tax will be realized and consequently, a valuation allowance was not recorded.  According to the Company’s expectations, we estimated losses in 2012 and 2013 due to our planned investments in new products and sales and marketing. We are a Company with new products and the sales cycle can take 3 years from the date that the customer starts testing to the first commercial sales date. Due to the number of tests we have ongoing we believe that over time, we will be able to use our taxable loss.

Note 13 - Stockholders’ Equity, page F-18

Common Stock Purchase Warrants, page F-19

COMMENT 8:	Please tell us whether your stock warrants can be settled in cash.

RESPONSE:	In response to the Commission’s comment, the Company’s stock warrants may not be settled for cash.

With respect to the March 7, 2017 warrant (the form of which is referenced as Exhibit 4.1 to the Company’s Form 8-K as filed with the Commission on March 8, 2012), Section 8.10 therein states that in no event will the holder be entitled to receive a net-cash settlement as liquidated damages in lieu of physical settlement in shares of common stock.

With respect to the December 31, 2016 warrants (the form of which is referenced as Exhibit 4.2 to the Company’s Form 8-K as filed with the Commission on August 25, 2011), for the abundance of clarity, it should be noted that (i) with respect to any fraction of a share which the holder would otherwise be entitled to purchase upon exercise, the Company shall, at its election, pay a cash adjustment in respect of such final fraction and (ii) if the warrants are exercised subsequent to the occurrence of a Fundamental Transaction (as defined in Section 2(iii) of the warrant) whereby holders of common stock are entitled to receive cash for their shares of common stock, then the holders of the warrant shall also have the right to receive cash in lieu of shares of common stock upon exercise of the warrant.

Form 10-Q for the quarter ended June 30, 2013

Consolidated Statement of Cash Flows, page 8

John Cash, Branch Chief

U.S. Securities and Exchange Commission

August 30, 2013

COMMENT 9:	Please revise future cash flow statements to begin with Net Income rather than Net Income Attributable to LiqTech. Refer to ASC Topic 230-10-45.

RESPONSE:	The Company acknowledges the Commission’s comment above and will revise future cash flow statements to begin with Net Income rather than Net Income Attributable to LiqTech.

The Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust this response satisfactorily responds to your request. Should you require further information, please contact Clayton E. Parker, Esq. of K&L Gates LLP at (305) 539-3300.

Sincerely,

/s/ Soren Degn

Soren Degn
Chief Financial Officer

 cc: Clayton E. Parker, Esq., K&L Gates LLP

John Cash, Branch Chief

U.S. Securities and Exchange Commission

August 30, 2013

EXHIBIT A

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)	Option Awards ($)(2)	Nonequity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All other compensation		Total ($)
Lasse Andreassen,	2012	$212,048	—	—	$118,167	—	—	$21,205	(4)	$351,420
Chief Executive Officer (3)	2011	$104,428	—	—	$3,139	—	—	$7,832	(4)	$115,399
	2010	147,438	—	—	—	—	—	—		147,438

Donald S. Debelak,	2012	163,505	—	—	70,900	—	—	—		234,405
Former Head of U.S. Operations (6)	2011	162,000	—	—	2,485	—	—	—		164,485
	2010	162,000	—	—	—	—	—	—		162,000

Soren Degn,	2012	180,241	—	—	70,900	—	—	18,024	(4)	269,165
Chief Financial Officer (5)	2011	64,397	—	—	2,616	—	—	—		67,013
	2010	—	—	—	—	—	—	—		—

Aldo Petersen,	2012	—	—	—	—	—	—	82,615		82,615
Chairman	2011	—	—	—	—	—	—	—		—
	2010	—	—	—	—	—	—	—		—

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Exercisable	Number of Securities Underlying Unexercised Unexercisable	Equity Incentive Plan Awards: No. of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested
Lasse Andreassen	180,000	—	60,000	$3.00	02/28/15	—	—	—	—
	60,000	—	20,000	$1.50	02/28/15	—	—	—	—
	97,332	—	64,888	$3,28	02/22/15	—	—	—	—

Soren Degn	150,000	—	50,000	$3.00	02/28/15	—	—	—	—
	50,000	—	16,667	$1.50	02/28/15	—	—	—	—
	58,399		38,933	3.28	02/22/15

Aldo Petersen	1,90000	—	1,900,000	$1.50	08/23/16	—	—	—	—